Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264466

LORD ABBETT CORPORATE OPPORTUNITIES FUND (THE “FUND”)

(formerly known as Lord Abbett Special Situations Income Fund)

Supplement dated February 18, 2025 to the
Statement of Additional Information
dated May 1, 2024, as supplemented to date

This supplement updates certain information contained in the Statement of Additional Information for the Fund effective immediately. Please review this important information carefully.

Name Change

The Fund is re-named “Lord Abbett Corporate Opportunities Fund”. All references to “Lord Abbett Special Situations Income Fund” are replaced with “Lord Abbett Corporate Opportunities Fund.”

The second sentence on the cover page is replaced in its entirety with the following:

“The Fund is a diversified, closed-end management investment company that is operated as an ‘interval fund.’”

The first sentence on page 1-1 under the section titled “THE FUND” is replaced in its entirety by the following:

“The Fund is a diversified, closed-end management investment company that continuously offers its Shares and is operated as an ‘interval fund.’”

The first sentence in the paragraph titled “Investments in Other Investment Companies” on page 2-23 under the section titled “INVESTMENT OBJECTIVE, POLICIES, AND RISKS” is replaced in its entirety with the following:

“The Fund may invest in other investment companies (including those advised by the Adviser), including money market funds, ETFs, closed-end funds, business development companies (“BDCs”), and other pooled investment vehicles.”

The following paragraphs are added following “Revolving Credit Facility Loans” on page 2-36 under the section titled “INVESTMENT OBJECTIVE, POLICIES, AND RISKS”:

“Private Credit. The Fund intends to obtain exposure to select less liquid or illiquid private credit investments, generally involving corporate borrowers, through its investments in pooled investment vehicles, including vehicles managed by Lord Abbett (“underlying fund”). Typically, private credit investments are not traded in public markets and are illiquid, such that an underlying fund may not be able to resell some of its holdings for extended periods, which may be several years, or at the price at which the underlying fund is valuing its investments. An underlying fund may, from time to time or over time, focus its private credit investments in a particular industry or sector or select industries or sectors. Investment performance of such industries or sectors may thus at times have an out-sized impact on the performance of an underlying fund or the Fund. Additionally, private credit investments can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the size of the issuer, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. The issuers of the underlying fund’s private credit investment will often be leveraged, as a result of recapitalization transactions, and may not be rated by national credit rating agencies.

Direct Lending. The Fund may also have exposure to direct loans through its investment in an underlying fund. This practice involves certain risks. If a loan is foreclosed, an underlying fund could become part owner of any collateral and would bear the costs and liabilities associated with owning and disposing of the collateral. As a result, the Fund may be exposed to losses resulting from default and foreclosure. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying assets will further reduce the proceeds and thus increase the loss. There is no assurance that an underlying fund will correctly evaluate the value of the assets collateralizing the loan. In the event of a reorganization or liquidation proceeding relating to the borrower, an underlying fund may lose all or part of the amounts advanced to the borrower. There is no assurance that the protection of an underlying fund’s interests will be adequate, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, there is no assurance that claims will not be asserted that might interfere with enforcement of an underlying fund’s rights.”

The following paragraph replaces in its entirety the paragraph on page 11-1 under the section titled “LEGAL COUNSEL”:

“The Board has engaged Dechert LLP, located at 1095 Avenue of the Americas, New York, New York 10036 to serve as the Fund’s legal counsel.”

Capitalized terms used in this Supplement shall, unless otherwise defined herein, have the same meaning as given in the Prospectus and/or SAI.

Please retain this document for your future reference.